Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

Re:   Cardinal Health, Inc.
         Form 10-K for the year ended June 30, 2005, filed September 12, 2005
         Form 8-K/A No. 2 Dated April 26, 2007, filed June 15, 2007
         File No. 1-11373

Dear Mr. Rosenberg:

     On behalf of our client, Cardinal Health, Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the

“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that appeared in your letter, dated January 18, 2008, with respect to the filing referenced above.

    For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

1.		Regarding your response to our prior comment 1.a., please confirm to us consistent with what you told us in the conference call:

	■	That you apply the accounting described in your response to each of the three product classifications (i.e. branded, generics and consumer health) within Core Distribution Facilities including tracking/reversing price appreciation and use a separate “contra inventory account” for each of the three product classifications.

	■	That you do not recognize fees from manufacturers (including the infla-
tion-based component) until the point in time that they are earned and you are entitled to payment notwithstanding your response regarding
Issue 2 of EITF Issue 02-16 that appears to infer that you may recognize them at some earlier point.

Response: The Company confirms that it applies the accounting described in our No-vember 27, 2007 response to your prior comment 1.a. to each of the three product classifications (i.e. branded, generic and consumer health) within the core distribution facilities of its Healthcare Supply Chain Services – Pharmaceutical segment. Specifically, the Company tracks price appreciation in a separate “contra inventory account” for each of the three product classifications.

In addition, the Company confirms that it does not recognize fees from manufacturers (including the inflation-based component) until the point in time that they are earned and the Company is entitled to payment. Specifically, the Company recognizes these fees when earned as a reduction in the carrying value of the inventory that generated the fees and, as such, the fees are recognized as a reduction of cost of products sold in its statements of earnings when that inventory is sold.

2.	Please refer to your disclosure about distribution service agreement and other vendor fees under Note 1 of Summary of Significant Accounting Poli-
cies in your financial statements included in your June 30, 2007 Form 10-K.
Please provide us proposed disclosure that you will include in your future filings to clarify your policy that, as you have indicated in your response to prior comment 1.a. and clarified in the conference call, you recognize these fees when earned as a reduction in the carrying value of your inventory that generated the fees and characterize them as reduction of cost of prod-
ucts sold in your statements of earnings when that inventory is sold.

Response: In response to this comment, the Company proposes to include the disclosure below in its quarterly report on Form 10-Q for its fiscal quarter ending December 31, 2007, as well as in future filings, updated as appropriate in each filing:

Distribution Service Agreement and Other Vendor Fees. The Company’s pharmaceutical supply chain business within the Healthcare Supply Chain Services — Pharmaceutical segment recognizes fees received from its distribution service agreements and other fees received from vendors related to the purchase or distribution of the vendor’s inventory when those fees have been earned and the Company is entitled to payment. The Company recognizes the fees as a reduction in the carrying value of the inventory that generated the fees and, as such, the fees are recognized as a reduction of cost of products sold in its statements of earnings when that inventory is sold.

3.		Regarding your response to our prior comment 1.b., please confirm to us consistent with what you told us in the conference call:

	■	That the analysis done in Annex A actually compares your inventory turns method to a FIFO cost flow method even though the FIFO cost flow method in Annex A is labeled “Average Cost (Specified ID
Method).”

	■	That, notwithstanding the analysis in Annex A, replacement cost of your inventory based on your inventory turns method approximates in all ma-
terial respects the replacement cost computed using an average cost method for each reporting period.

Response: The Company confirms that the analysis done in Annex A of the Company’s letter dated November 27, 2007 actually compares its inventory turns method to a FIFO cost flow method even though the FIFO cost flow method in Annex A is labeled “Average Cost (Specified ID Method).

In addition, the Company confirms that the replacement cost of its inventory based on its inventory turns method approximates, in all material respects, the replacement cost computed using an average cost method for each reporting period.

4.	Regarding your response to our prior comment 1.c., please confirm to us consistent with what you told us in the conference call that the response applies to each of the three product classifications within Core Distribution
Facilities.

Response: In our response letter dated November 27, 2007, the Company stated in response to the Staff’s comment 1.c:

Because of the consistent levels and mix of inventory and frequency of inventory turns, the Company wishes to confirm for the Staff that the relationship between cost and WAC for the quantity and mix of goods in ending inventory is comparable to the relationship between cost and WAC for the quantity and mix of goods available for sale within the reporting period.

In response to the Staff’s comment, the Company confirms that the relationship between cost and WAC for the quantity and mix of goods in ending inventory is comparable to the relationship between cost and WAC for the quantity and mix of goods available for sale within the reporting period for each of the three product classifications (i.e. branded, generic and consumer health) within the core distribution facilities of its Healthcare Supply Chain Services – Pharmaceutical segment.

         Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1309 or Brian Lane at (202) 887-3646. We appreciate the Staff’s prompt attention to this letter.

 Very truly yours,

    /s/ David A. Katz

David A. Katz

Enclosures

cc:	Lisa Vanjoske
Securities and Exchange Commission
Ivan K. Fong
Jeffrey W. Henderson
Cardinal Health, Inc.
Brian Lane
Gibson, Dunn & Crutcher
Irving Dennis
Ernst & Young.